SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

      (MARK ONE)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ____________ to ________________.

                        Commission File Number: 000-23113


     A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                       GUARANTY BANCSHARES, INC. EMPLOYEE
                  STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

     B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            GUARANTY BANCSHARES, INC.
                                100 WEST ARKANSAS
                           MOUNT PLEASANT, TEXAS 75455

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401 (k) PROVISIONS


                                           INDEX

                                                                            PAGE

Independent Auditor's Report                                                   1

Statements of Net Assets Available for Plan Benefits
      As of December 31, 1999 and December 31, 1998                          2-3

Statements of Changes in Net Assets Available for Plan Benefits
      For the years ended December 31, 1999 and December 31, 1998            4-5

Notes to Financial Statements
      For the years ended December 31, 1999 and December 31, 1998           6-10

Supplemental Schedule of Assets Held for Investment Purposes                  11

Supplemental Schedule of Reportable Transactions                              12

                   [ARNOLD, WALKER, ARNOLD & CO. LETTERHEAD]



                          INDEPENDENT AUDITOR'S REPORT


To the Administrator of the
Guaranty Bancshares, Inc.
Employee Stock Ownership Plan
   with 401 (k) Provisions

We were engaged to audit the accompanying financial statements and supplemental schedules of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401 (k) Provisions (the "Plan") as of December 31, 1999, and 1998, and for the years then ended, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by the Bank of New York, the asset custodian of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the asset custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the asset custodian as of and for the years ended December 31, 1999 and 1998, that the information provided to the plan administrator by the asset custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the asset custodian, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ ARNOLD, WALKER, ARNOLD & CO.
    Arnold, Walker, Arnold & Co., P.C.

July 3,  2000

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998

                                                         DECEMBER 31, 1999
                                               --------------------------------------
                                                                 NON-
                                               PARTICIPANT   PARTICIPANT
                                                 DIRECTED      DIRECTED      TOTAL
                                               -----------   -----------   ---------
ASSETS

Investments at Fair Value:
Guaranty Bancshares, Inc. Common Stock .....     1,628,025     2,442,038   4,070,063
Common Collective Trusts ...................     2,546,877       113,876   2,660,753
                                               -----------   -----------   ---------
  TOTAL INVESTMENTS ........................     4,174,902     2,555,914   6,730,816
                                               -----------   -----------   ---------
  TOTAL ASSETS .............................     4,174,902     2,555,914   6,730,816
                                               -----------   -----------   ---------
LIABILITIES

Participant benefits payable ...............           414           622       1,036
                                               -----------   -----------   ---------
  TOTAL LIABILITIES ........................           414           622       1,036
                                               -----------   -----------   ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .....     4,174,488     2,555,292   6,729,780
                                               ===========   ===========   =========

  The accompanying notes are an integral part of these financial statements.

                          GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
       STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                          DECEMBER 31, 1999 AND 1998

                                                    DECEMBER 31, 1998
                                         -------------------------------------
                                                           NON-
                                         PARTICIPANT   PARTICIPANT
                                          DIRECTED       DIRECTED      TOTAL
                                         -----------   -----------   ---------
ASSETS

Investments at Fair Value:
Guaranty Bancshares, Inc. Common Stock     1,420,521     2,221,838   3,642,359
Common Collective Trusts .............     2,015,197        92,801   2,107,998
                                         -----------   -----------   ---------
  TOTAL INVESTMENTS ..................     3,435,718     2,314,639   5,750,357
                                         -----------   -----------   ---------
  TOTAL ASSETS .......................     3,435,718     2,314,639   5,750,357
                                         -----------   -----------   ---------
LIABILITIES

Participant benefits payable .........         6,842        10,701      17,543
                                         -----------   -----------   ---------
  TOTAL LIABILITIES ..................         6,842        10,701      17,543
                                         -----------   -----------   ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS     3,428,876     2,303,938   5,732,814
                                         ===========   ===========   =========

  The accompanying notes are an integral part of these financial statements.

                          GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                       DECEMBER 31, 1999
                                            -------------------------------------
                                                             NON-
                                            PARTICIPANT   PARTICIPANT
                                              DIRECTED     DIRECTED       TOTAL
                                            -----------   -----------   ---------
Additions to Net Assets Attributed to:
  Investment income
Net investment gain (loss) ..............       364,278        94,642     458,920
Interest and dividends ..................        58,010        68,433     126,443
                                            -----------   -----------   ---------
  TOTAL INVESTMENT INCOME ...............       422,288       163,075     585,363
                                            -----------   -----------   ---------
Contributions:
Employee Salary Deferral Contributions ..       278,250          --       278,250
Employee Rollover Contributions .........        10,812          --        10,812
Employer Matching Contributions .........          --         152,634     152,634
Employer Optional Contributions .........       141,592          --       141,592
                                            -----------   -----------   ---------
  TOTAL CONTRIBUTIONS ...................       430,654       152,634     583,288
                                            -----------   -----------   ---------
TOTAL ADDITIONS .........................       852,942       315,709   1,168,651
                                            -----------   -----------   ---------
Deductions from Net Assets Attributed to:
Benefits Paid to Participants ...........        73,918        37,559     111,477
Administrative Expenses .................        33,412        26,796      60,208
                                            -----------   -----------   ---------
TOTAL DEDUCTIONS ........................       107,330        64,355     171,685
                                            -----------   -----------   ---------
NET INCREASE PRIOR TO
  INTERFUND TRANSFERS ...................       745,612       251,354     996,966

Interfund Transfers .....................          --            --          --
                                            -----------   -----------   ---------
NET INCREASE (DECREASE) .................       745,612       251,354     996,966

Net Assets Available for Plan Benefits:

  Beginning of Year .....................     3,428,876     2,303,938   5,732,814
                                            -----------   -----------   ---------
  End of Year ...........................     4,174,488     2,555,292   6,729,780
                                            ===========   ===========   =========

   The accompanying notes are an integral part of these financial statements.

                          GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONTINUED)
                    YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                       DECEMBER 31, 1998
                                            ----------------------------------------
                                                              NON-
                                            PARTICIPANT    PARTICIPANT
                                              DIRECTED      DIRECTED        TOTAL
                                            -----------    -----------    ----------
Additions to Net Assets Attributed to:
  Investment income
Net investment gain (loss) ..............        71,804       (168,649)      (96,845)
Interest and dividends ..................        99,056         61,316       160,372
                                            -----------    -----------    ----------
  TOTAL INVESTMENT INCOME (LOSS) ........       170,860       (107,333)       63,527
                                            -----------    -----------    ----------
Contributions:
Employee Salary Deferral Contributions ..       256,499           --         256,499
Employee Rollover Contributions .........         3,889           --           3,889
Employer Matching Contributions .........          --          141,295       141,295
Employer Optional Contributions .........          --          125,771       125,771
                                            -----------    -----------    ----------
  TOTAL CONTRIBUTIONS ...................       260,388        267,066       527,454
                                            -----------    -----------    ----------
TOTAL ADDITIONS .........................       431,248        159,733       590,981
                                            -----------    -----------    ----------
Deductions from Net Assets Attributed to:
Benefits Paid to Participants ...........       305,569         82,003       387,572
Administrative Expenses .................        13,477          8,191        21,668
                                            -----------    -----------    ----------
TOTAL DEDUCTIONS ........................       319,046         90,194       409,240
                                            -----------    -----------    ----------
NET INCREASE PRIOR TO
  INTERFUND TRANSFERS ...................       112,202         69,539       181,741

Interfund Transfers .....................      (159,103)       159,103          --
                                            -----------    -----------    ----------
NET INCREASE (DECREASE) .................       (46,901)       228,642       181,741

Net Assets Available for Plan Benefits:

  Beginning of Year .....................     3,475,777      2,075,296     5,551,073
                                            -----------    -----------    ----------
  End of Year ...........................     3,428,876      2,303,938     5,732,814
                                            ===========    ===========    ==========

   The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401 (k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1.  PLAN DESCRIPTION

     The following description of the Guaranty Bancshares, Inc. and Guaranty Bank, ("Company") 401 (k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General

     The Plan is a defined contribution plan covering all employees of the Company who are employed in a position requiring at least 1000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986.

   Contributions

     The Company may make three types of contributions to the Plan: (1) Basic Contributions (discretionary contributions made for all non-highly compensated participants in order to satisfy the nondiscrimination requirements of the Internal Revenue Code), (2) Matching Contributions (Company matches up to a certain percentage of Salary Reduction Contributions made by the participant), and (3) Optional Contributions (additional discretionary contributions made by the Company as determined by the Board of Directors).

     The employee participant may make Salary Reduction Contributions and eligible Rollover Contributions.

   Participant accounts

     Each participant's account is credited with any salary deferrals as well as an allocation of (a) the Company's contribution, (b) Plan earnings and (c) forfeitures of terminated participants' non-vested accounts. Allocations of Company Basic and Optional Contributions is based on a participant's compensation. Company Matching contributions are allocated based on a participant's Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company Basic or Optional Contributions. The Optional Account and 75% of the Match Account are subject to vesting provisions. For those participants employed after December 31, 1997, 25% of the Match Account additionally is subject to vesting provisions.

   Vesting

     Vesting is based on years of service. Vesting commences after three years of credited service, at which time the participant is 20 percent vested. A participant is 100 percent vested after seven years of credited service from the date of employment. Upon death, retirement, or total disability a participant is also 100 percent vested. A participant is always 100 percent vested in any salary deferral, rollover, basic, and 25% of matching contributions except for those employed after December 31, 1997 whose 25% of matching contributions are subject to a schedule of vesting at the same rate as mentioned at the opening of this caption.

   Plan Administration

     Effective January 1, 1998, certain Plan administration duties were transferred to Pentegra Services, Inc. (Pentegra). Pentegra was contracted to provide such administrative services as 5500 preparation, performance of Top Heavy and Code Section 415 analysis, processing of all enrollments and transactions, and preparation of quarterly member benefit statements and fund performance summaries. All plan assets were transferred from Guaranty Bank Trust Department to the custody of The Bank of New York during 1998.

                          GUARANTY BANCSHARES, INC.
            EMPLOYEE STOCK OWNERSHIP PLAN WITH 401 (k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1999 AND 1998

NOTE 1.  PLAN DESCRIPTION - (Continued)

   Investment options

     Participants may direct employee contributions in multiples of 1 percent in any of ten investment options.

            MONEY MARKET FUND-Funds are invested in short-term investments issued by banks, corporations, and the U.S. Government and its Agencies. These investments include certificates of deposit and U.S. Treasury bills.

            STABLE VALUE FUND-Funds are invested primarily in Guaranteed Investment Contracts (GICS) and Synthetic Guaranteed Investment Contracts (SGICS). The Fund may also invest in Bank Investment Contracts (BICS).

            GOVERNMENT BOND FUND-Funds are invested in U.S. Treasury bonds with a maturity of 20 years or more.

            S&P 500 STOCK FUND-Funds are invested in the stocks of a broad array of established U.S. companies.

            S&P MIDCAP STOCK FUND-Funds are invested in the stocks of mid-size U.S. companies.

            INTERNATIONAL STOCK FUND-Funds are invested in over 1,000 foreign stocks in 20 countries.

            ASSET ALLOCATION FUND--INCOME PLUS-This fund invests approximately 80% of its portfolio in a combination of stable value investments and U.S. bonds. The balance is invested in U.S. and international stocks.

            ASSET ALLOCATION FUND--GROWTH & INCOME-Funds are invested in U.S. domestic and international stocks, U.S. domestic bonds, and stable value investments.

            ASSET ALLOCATION FUND--GROWTH-This fund invests the majority of its assets in stocks-domestic as well as international. Approximately 55% of the portfolio is in the U.S. stock market. Approximately 20% of the portfolio is in international stocks. The other 25% is invested in a flexible component of U.S. stocks, bonds and money market instruments.

            GUARANTY BANCSHARES, INC. STOCK FUND-Funds are invested primarily in company stock.

   Payment of benefits

     On termination of service, participants may elect to receive their benefits in whole shares of Company stock, cash or a combination of both.

   Forfeited accounts

     Any portion of the final balances in a participant's accounts which is not vested (and does not become a part of their Capital Accumulation) will become a forfeiture upon the occurrence of a break in service. Forfeitures may be reallocated among the remaining participants of the Plan. As of December 31, 1999, the forfeitures account contained a balance of $9,055.

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401 (k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 1.  PLAN DESCRIPTION - (Continued)

   Plan amendments

     On August 26, 1999, the Plan was amended to entitle former Employees of First American Bank in Sulphur Springs who are employed by Guaranty Bancshares, Inc. and/or Guaranty Bank (collectively "Guaranty") to be eligible to participate in the Plan based upon the Employees' original date of employment with First American Bank in Sulphur Springs.

     Former Employees of the First American Bank in Sulphur Springs who had satisfied the Plan's eligibility requirements as of August 26, 1999 were enrolled immediately in the Plan. Former Employees of the First American Bank in Sulphur Springs who had not satisfied the Plan's eligibility requirements as of August 26, 1999 will be enrolled in the Plan on the next January 1st or July 1st, whichever the case may be, following the date that the Employee completes one (1) full year of Service in which the Employee is credited with at least 1,000 Hours of Service.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

   Investments

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

   Employer contributions

     Employer Company contributions were accrued during the plan year to which the contribution is attributed by the Employer Company's Board of Directors.

   Estimates

     The preparation of financial statements in conformity with generally accepted accounting principle requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

   Payment of benefits

     Benefits are recorded when paid.

                          GUARANTY BANCSHARES, INC.
            EMPLOYEE STOCK OWNERSHIP PLAN WITH 401 (k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998

NOTE 3.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their respective accounts.

NOTE 4.  INCOME TAX STATUS

     The Internal Revenue Service has ruled that the Plan qualifies under
     Section 401(a) of the Internal Revenue Code and, therefore, the Plan's trust is not subject to tax under present income tax laws.

NOTE 5.  RELATED PARTY TRANSACTIONS

     During 1999 and 1998 the Plan purchased 30,126 shares, and 61,983 shares of employer securities at a cost of $302,504 and $865,110 respectively.

NOTE 6.  INFORMATION CERTIFIED BY ASSET CUSTODIAN

     The corporate trustee of the Plan holds the Plan's investment assets and executes transactions therein. Financial information relating to those assets is included in the accompanying financial statements based on information provided by the trustee. That information, which has not been audited by independent accountants, is summarized as follows:

FAIR VALUE OF ACCOUNT AS OF DECEMBER 31,                   1999          1998
----------------------------------------------------   ----------    ----------

The Bank of New York
Money Market Fund ..................................      247,566       245,443
Stable Value Fund ..................................      116,810        69,350
Government Bond Fund ...............................       74,138       104,319
S&P 500Stock Fund ..................................      568,520       400,825
S&P Midcap Stock Fund ..............................      205,432       143,768
International Stock Fund ...........................       28,270        22,490
Asset Allocation Fund-Income Plus ..................      220,391       220,438
Asset Allocation Fund-Growth & Income ..............      226,199       169,316
Asset Allocation Fund-Growth .......................      749,975       579,917
Stock Fund .........................................    4,292,479     3,776,948
                                                       ----------    ----------

  Total ............................................    6,729,780     5,732,814
                                                       ==========    ==========

NET INCREASE IN THE ACCOUNT FOR THE YEAR
ENDED DECEMBER 31,                                         1999          1998
----------------------------------------------------   ----------    ----------

Net unrealized appreciation (depreciation) in assets      453,953      (235,857)
Net income received ................................      131,410       299,384
Deferrals and contributions received during the year      583,288       527,454
Benefits paid directly to participants .............     (111,477)     (387,572)
Administrative expenses ............................      (60,208)      (21,668)
                                                       ----------    ----------
Net increase .......................................      996,966       181,741
Beginning total ....................................    5,732,814     5,551,073
                                                       ----------    ----------

Ending total .......................................    6,729,780     5,732,814
                                                       ==========    ==========

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN WITH 401 (k) PROVISIONS
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

NOTE 7.  INVESTMENTS

     The following tables present the fair values of investments at December 31, 1999 and 1998. Investments that represent 5 percent or more of the Plan's net assets are separately identified. Also presented is the Plan's investments' appreciated values for the years then ended.

                                                                DECEMBER 31,
                                                         -----------------------
                                                            1999          1998
                                                         ---------     ---------
Investments at Fair Value as Determined by
  Quoted Market Price

  Common Stocks:
Guaranty Bancshares, Inc. Common Stock,
  434,140 and 407,514 shares, respectively .........     4,070,063     3,642,359
Pooled Funds & Mutual Funds ........................     2,660,753     2,107,998
                                                         ---------     ---------
                                                         6,730,816     5,750,357
                                                         =========     =========

                              SUPPLEMENTARY INFORMATION

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401 (k) PROVISIONS)
            LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1999
                    EIN#75-1656431          PLAN #001

         (a)                                             (b)                                     (c)                  (d)
                                      Description of investment including maturity
Identity of issue, borrower,          date, rate of interest, collateral, par or
lessor, or similar party              maturity value                                             Cost            Current value
----------------------------          ---------------------------------------------           -----------        -------------
 Money Market Fund                    Participation in pooled separate account
                                      which invests in money market obligations
                                      (CD's) and short-term U.S. government
                                      debt issues.                                               247,566              247,566

 Stable Value Fund                    Participation in pooled separate account
                                      which invests in Guaranteed Investment
                                      Contracts (GICS), Synthetic Guaranteed
                                      Investment Contracts (SGICS), and Bank
                                      Investment Contracts (BICS)                                109,577              116,810

 Government Bond Fund                 Participation in pooled separate account
                                      which invests in long-term U.S.
                                      government debt issues.                                     73,530               74,138

 S&P 500 Stock Fund                   Participation in pooled separate account
                                      which invests in common stocks                             438,829              568,520

 S&P Midcap Fund                      Participation in pooled separate account
                                      which invests in common stocks                             172,671              205,432

 International Stock Fund             Participation in pooled separate account
                                      which invests in foreign common stocks                      21,868               28,270

 Asset Allocation                     Participation in pooled separate account
   Fund--Income Plus                  which invests mainly in Stable Value
                                      investments and U.S. government debt issues                196,660              220,391

 Asset Allocation                     Participation in pooled separate account
Fund--Growth & Income                 which invests mainly in U.S. and
                                      International common stocks                                189,414              226,199

 Asset Allocation                     Participation in pooled separate account
Fund-Growth                           which invests mainly in U.S. and International
                                      common stocks with a small mix of
                                      U.S. government debt issues and money
                                      market instruments                                         564,857              749,975

Guaranty Bancshares, Inc.             Common Stock-434,140 shares                              4,779,004            4,070,063
Bank of New York                      Short-term investments                                     222,416              222,416

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401 (k) PROVISIONS)
                  LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1999
                         EIN#75-1656431     PLAN #001

              (a)                             (b)                      (c)               (d)           (e)
                                     Description of asset
                                    (including interest rate
   Identity of party involved            and maturity )          Purchase price    Selling price   Lease rental
--------------------------------   --------------------------    --------------    -------------   ------------

 Guaranty Bancshares, Inc. Tex.    Common Stock                         302,504           32,539        N/A
 Collective Short Term Invest Fd.  Short Term Investment                524,986          453,827        N/A
              (a)                        (f)               (g)              (h)              (i)
                                                                      Current value of
                                   Expense incurred                       asset on        Net gain
   Identity of party involved      with transaction   Cost of asset   transaction date    or (loss)
--------------------------------   ----------------   -------------   ----------------    ---------
 Guaranty Bancshares, Inc. Tex.          N/A                 45,438           --            (12,899)
 Collective Short Term Invest Fd.        N/A                453,827           --               --

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

July 12, 2000                 GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP
                              PLAN (WITH 401(K) PROVISIONS)



                              /S/ DEVRY W. GARRETT
                                  Devry W. Garrett
                                  Trustee


                              /S/ BILL G. JONES
                                  Bill G. Jones
                                  Trustee


                              /S/ WELDON MILLER
                                  Weldon Miller
                                  Trustee

                              /S/ CLIFTON A. PAYNE
                                  Clifton A. Payne
                                  Trustee



                              /S/ RICHARD PERRYMAN
                                  Richard Perryman
                                  Trustee

                              /S/ D. R. ZACHRY
                                  D. R. Zachry
                                  Trustee

                               INDEX TO EXHIBITS

NUMBER                  EXHIBIT

23.1                    Consent of Arnold, Walker, Arnold & Co., P.C.